American Homeowner Preservation 2015A+, LLC	Jorge Newbery 819 S. Wabash Ave, Suite 606, Chicago, IL 60605 (Tel.) 800-555-1055 (Email) jnewbery@ahpinvest.com

May 10, 2016

Erin E. Martin Special Counsel Office of Financial Services U.S. Securities and Exchange Commission Washington, D.C. 20549 Email: martine@sec.gov

Re:	American Homeowner Preservation 2015A+, LLC (the “Company”) Offering Statement on Form 1-A CIK 0001667307

Dear Ms. Martin:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, the Company hereby requests that the Commission qualify the above-referenced Offering Statement as soon as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions.

U.S. Securities and Exchange Commission
May 10, 2016

Very truly yours,

By	/s/ Jorge Newbery
Jorge Newbery, Manager

cc:  Markley S. Roderick, Esq.